FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of November, 2008
Commission File Number: 001-12518
Banco Santander, S.A.
(Exact name of registrant as specified in its charter)
Ciudad Grupo Santander
28660 Boadilla del Monte (Madrid) Spain
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑                   Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐                   No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐                   No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐                   No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco Santander, S.A.

Item

1	Other Notification dated November 25, 2008 regarding statements made by Banco Santander’s Chairman at a meeting with Grupo Santander executives in Brazil

OTHER NOTIFICATIONS
At the request of the National Securities Market Commission (CNMV), Banco Santander hereby repeats certain statements made by the Bank’s Chairman last Sunday in Porto Alegre at a meeting with Grupo Santander executives in Brazil:
“I am very pleased at the way the capital increase is going. It is going very well.
To give you just one piece of data: 80% of minority shareholders with shares deposited with Banco Santander in Spain have already given irrevocable orders to subscribe for the increase. I would like to remind you that we have 24% of the Bank’s capital deposited.
I am convinced that once this capital increase is completed, the Santander share will distinguish itself from the rest. Investors will value Banco Santander’s capital strength and earnings, something that clearly differentiates us in the present context of the market.”
At the close of trading yesterday, 24th November, 90.8% of minority shareholders with shares deposited with Banco Santander in Spain had given irrevocable orders to subscribe for the increase.
Boadilla del Monte (Madrid), 25th November 2008

Banco Santander has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Banco Santander has filed with the SEC for more complete information about Banco Santander and this offering. You may get these documents for free by visiting the SEC web site at www.sec.gov. Alternatively, you may request that the prospectus be sent to you by calling toll-free 1-800-290-6429.
A Prospectus relating to the Rights Issue was published on 11th November, 2008 and can be accessed on the Company’s website at www.santander.com. The Prospectus gives further details of the New Shares and the Pre-emptive Subscription Rights offered pursuant to the Rights Issue.
This announcement is not a Prospectus but an advertisement and investors should not subscribe for any New Shares or purchase any Pre-emptive Subscription Rights referred to in this announcement except on the basis of the information contained in the Prospectus.
Neither the content of the Banco Santander website nor any website accessible by hyperlinks on the Banco Santander website is incorporated in, or forms part of, this announcement.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.
Date: November 26, 2008	By:	/s/ José Antonio Álvarez
		Name:	José Antonio Álvarez
		Title:	Executive Vice President